Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2007 and 2006 is as follows (in thousands, except per unit amounts):

	Quarter Ended
2007	December 31	September 30	June 30	March 31

Revenues from continuing Rental Operations	$ 219,068	$ 202,799	$ 196,893	$ 205,109
Revenues from continuing Service Operations	42,316	20,273	22,039	14,730
Net income available for common unitholders	$ 61,990	$ 57,061	$ 39,725	$ 73,473
Basic income per Common Unit	$ 0.40	$ 0.39	$ 0.27	$ 0.50
Diluted income per Common Unit	$ 0.40	$ 0.39	$ 0.27	$ 0.49
Weighted average Common Units	153,769	146,752	146,703	146,552
Weighted average Common Units and potential
dilutive common equivalents	154,467	147,651	148,129	149,465
Funds From Operations (1)	$ 123,619	$ 99,943	$ 93,510	$ 92,500

2006	December 31	September 30	June 30	March 31

Revenues from continuing Rental Operations	$ 208,426	$ 195,609	$ 194,648	$ 182,864
Revenues from continuing Service Operations	47,927	22,474	9,718	10,006
Net income available for common unitholders	$ 55,055	$ 67,970	$ 24,068	$ 12,706
Basic income per Common Unit	$ 0.37	$ 0.46	$ 0.16	$ 0.09
Diluted income per Common Unit	$ 0.37	$ 0.45	$ 0.16	$ 0.09
Weighted average Common Units	147,504	148,328	148,273	148,175
Weighted average Common Units and potential
dilutive common equivalents	149,020	150,947	149,364	149,265
Funds From Operations (1)	$ 112,674	$ 97,644	$ 86,729	$ 74,523

(1)          Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating performance measure of an equity real estate investment trust (“REIT”) like our General Partner. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”).  NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income determined in accordance with United States generally accepted accounting principles (“GAAP”).  FFO is a non-GAAP financial measure developed by NAREIT to compare the operating performance of REITs.  The most comparable GAAP measure is net income (loss).  FFO should not be considered as a substitute for net income or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO, combined with the required primary GAAP presentations, improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes FFO is a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated real estate assets and excluding real estate asset depreciation and amortization, FFO provides a useful comparison of the operating performance of our real estate between periods or as compared to different companies.